FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of December 2003

Commission File Number 3337776


                             TV Azteca, S.A. de C.V.
                 (Translation of registrant's name into English)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 TV Azteca, S.A. de C.V.
                                                      (Registrant)



Date: December 23, 2003
                                                 By: /S/  OTHON FRIAS CALDERON
                                                    ----------------------------
                                                 Name:    Othon Frias Calderon
                                                 Title:   Attorney-in-fact

          SUMMARY OF THE RESOLUTIONS TAKEN IN THE GENERAL EXTRAORDINARY
                SHAREHOLDERS METTING OF TV AZTECA, S.A. DE C.V.,
                           DATED ON DECEMBER 19, 2003.


At the Company's offices, the Statutory Examiner of the Company Luis Moiron Llosa, CPA was present, Mr. Francisco Xavier Borrego Hinojosa Linage acted as Chairman in the absence of Mr. Ricardo Benjamin Salinas Pliego and Mr. Othon Frias Calderon as Secretary, once the Agenda was read, the Shareholders made the following resolutions:


ITEM ONE
In order to comply with the terms of the General Applicable Rules for the Securities Issuers and Other Participants in the Stock Market, published at the Official Federal Gazette on March 19, 2003, the shareholders approved amendments to: (1) Article Six of the By-laws to eliminate the current restrictions based on the amount of the variable share of the capital stock and (ii) Article Thirty-one of the By-laws to eliminate the Shareholders Meeting Authorization for the sale of shares of other companies that have a value over twenty percent of the company's accounting capital.


ITEM TWO
It was noted that the prescription rights to purchase Unefon, S.A. de C.V.'s shares from capital stock, and the cancellation of the rights to purchase Cosmofrecuencias, S.A. de C.V.'s shares from capital stock, granted on the Shareholders Meeting dated on December 4, 2000, was approved.
The split-off from TV Azteca, S.A. de C.V., as the old company, with the creation of a variable capital anonymous company (sociedad anonima de capital variable) called "Unefon Holdings" as the new company was approved.

The Audited Financial Statements of TV Azteca, S.A. de C.V., for the fiscal year from January 1 to December 31, 2002, previously approved by the Shareholders Meeting, were used as a basis for the decision to approve the split-off.

The split-off will be effective forty-five calendar days after the publication in the Official Federal Gazette and a major Mexico City newspaper of the summary of the approved resolutions for the split-off according to the sections V, VI and VII Article 228 Bis of the General Mercantile Companies Law.

The assets that will be transferred to Unefon Holdings, S.A. de C.V. are as follows: 1,170,000,000 issued shares by Unefon, S.A. de C.V., representing 46.5% of it's capital stock; and 305,295 issued shares by Cosmofrecuencias, S.A. de C.V., representing 50% of its capital stock.

The portion of the accounting capital that TV Azteca, S.A. de C.V. will contribute to Unefon Holdings, S.A. de C.V. will be in the amount of
$625,298,000.00, where $68,000,000.00 comes from the capital stock and $557,298,000.00 from accounting capital.

The shareholders approved the fixed share reduction of TV Azteca, S.A. de C.V.'s capital stock in the amount of $68,000,000.00 (sixty eight million pesos 00/100 Mexican currency) in the amount of $1,626,612,147.00 (one thousand and six hundred twenty six million six hundred and twelve thousand one hundred and forty seven pesos 00/100 Mexican currency), that will be represented per common and ordinary shares series "A" and per limited vote shares series "D-A", "D-L" and "L", all without nominal value and currently in circulation.

Once the split-off becomes effective, Unefon Holdings, S.A. de C.V.'s securities will be registered both in the National Securities Registry, Securities Section (Registro Nacional de Valores, Seccion de Valores) and a stock market in the United States, upon approval from the National Bank and Securities Commission (Comision Nacional Bancaria y de Valores) and the U.S. Securities and Exchange Commission, respectively.


ITEM THREE
The reduction of capital agreed to at the General Shareholders Meeting of the Company on April 30, 2003 and the corresponding refund to the shareholders of the Company that was due to the effects of the company's accounting capital, reducing the Company's capital stock in the amount of US$137,000,000.00 (one hundred and thirty seven million U.S. dollars), was ratified.


ITEM FOUR
The shareholders did not consider any other points with respect to the foregoing.


ITEM FIVE
Francisco Xavier Borrego Hinojosa Linage, Othon Frias Calderon and Luis Ricardo Ontiveros Sandoval were designated as special delegates to legalize the resolutions adopted at the Meeting.

              RESUMEN DE ACUERDOS ADOPTADOS EN LA ASAMBLEA GENERAL
            EXTRAORDINARIA DE ACCIONISTAS DE TV AZTECA, S.A. DE C.V.,
                     CELEBRADA EL 19 DE DICIEMBRE DE 2003.


En el domicilio de la sociedad, estando presente el Comisario, contador publico Luis Moiron Llosa, actuando como presidente, en ausencia del senor Ricardo Benjamin Salinas Pliego, el senor Francisco Xavier Borrego Hinojosa Linage y como secretario, el senor Othon Frias Calderon, una vez leido el Orden del Dia los accionistas adoptaron las siguientes resoluciones:


PUNTO UNO.-
A efecto de dar cumplimiento a ciertos lineamientos de las Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado e Valores publicadas en el Diario Oficial de la Federacion el 19 de marzo de 2003, se aprobo reformar: (i) la Clausula Sexta de los estatutos sociales a fin de eliminar las limitaciones existentes respecto del monto de la parte variable del capital social y (ii) la Clausula Trigesimo Primera de los estatutos sociales a fin de eliminar la necesidad de autorizacion por parte de la Asamblea de Accionistas para la enajenacion de acciones de otras sociedades que impliquen un valor superior al veinte por ciento del capital contable de la Sociedad.


PUNTO DOS.-
Se tomo nota de la prescripcion de los derechos para la compra de las acciones representativas del capital social de Unefon, S.A. de C.V. y se aprobo la cancelacion de los derechos para la compra de las acciones representativas del capital social de Cosmofrecuencias, S.A. de C.V., que fueron otorgados en la Asamblea de Accionistas de la Sociedad del 4 de diciembre de 2000.

Se aprobo la escision de TV Azteca, S.A. de C.V., como sociedad escindente, dando nacimiento a una sociedad anonima de capital variable bajo la denominacion "Unefon Holdings", como sociedad escindida.

Se tomo como base para la escision, los Estados Financieros Auditados de TV Azteca, S.A. de C.V., por el ejercicio social transcurrido del 1(0) de enero al 31 de diciembre de 2002, previamente aprobados por la Asamblea de Accionistas de la Sociedad.

La escision surtira plenos efectos cuarenta y cinco dias naturales despues de que se publique en la Gaceta Oficial del Distrito Federal y en uno de los periodicos de mayor circulacion en la misma ciudad, el extracto de la resolucion que apruebe la escision de conformidad con las fracciones V, VI y VII del Articulo 228 Bis de la Ley General de Sociedades Mercantiles.

Los  activos  que  se  transferiran  a  Unefon  Holdings,  S.A.  de  C.V.,  son:
1,170'000,000 acciones emitidas por Unefon, S.A. de C.V., representativas del 46.5% de su capital social; y 305,295 acciones emitidas por Cosmofrecuencias, S.A. de C.V., representativas del 50% de su capital social.

La parte de capital  contable  que TV Azteca,  S.A.  de C.V.,  aportara a Unefon
Holdings, S.A. de C.V., sera la cantidad de $625'298,000.00, de la cual, $68'000,000.00 provendran del capital social y $557'298,000.00 de otras cuenta de capital contable.

Por virtud de la escision, se aprobo reducir la parte minima fija del capital social de TV Azteca, S.A. de C.V., en $68'000,000.00 (Sesenta y Ocho Millones de Pesos 00/100 Moneda Nacional) para quedar en $1,626'612,147.00 (Un Mil Seiscientos Veintiseis Millones Seiscientos Doce Mil Ciento Cuarenta y Siete Pesos 00/100 Moneda Nacional), mismo que continuara representado por las acciones comunes, ordinarias, de la Serie "A" y por acciones de voto limitado de las Series "D-A", "D-L" y "L", todas sin expresion de valor nominal, que actualmente se encuentran en circulacion.

Una vez que la escision surta plenos efectos, los valores de Unefon Holdings, S.A. de C.V., se inscribiran tanto en la Seccion de Valores del Registro Nacional de Valores como en algun mercado de cotizacion de los Estados Unidos de America, previa autorizacion que la Comision Nacional Bancaria y de Valores y la Securities Exchange Commission otorguen al efecto, respectivamente.


PUNTO TRES.-
Se hizo constar que la reduccion de capital acordada por la Asamblea General de Accionistas de la Sociedad celebrada el 30 de abril de 2003 y el correspondiente reembolso a los accionistas de la Sociedad se dio mediante la afectacion del capital contable de la Sociedad por lo que se ratifico dicha reduccion del capital de la Sociedad en US$137'000,000.00 (Ciento Treinta y Siete Millones de Dolares, moneda de Curso Legal de los Estados Unidos de America).


PUNTO CUATRO.-
No existio punto alguno relacionado con los anteriores que los accionistas quisieran tratar.


PUNTO CINCO.-
Se autorizo indistintamente a los senores Francisco Xavier Borrego Hinojosa Linage, Othon Frias Calderon y Luis Ricardo Ontiveros Sandoval como delegados especiales de la Asamblea para acudir ante Notario y formalizar los acuerdos tomados en la Asamblea.



                                      -2-